N E W S R E L E A S E

July 9, 2012

Nevsun Announces Q2 Gold Production of 87,000 Ounces

Q2 2012 HIGHLIGHTS

  Produced 87,000 ounces of gold (169,000 ounces year-to-date)
  Mined 500,000 tonnes of ore at 6.04 g/t gold
  Harena mining license granted by State of Eritrea
  Copper plant expansion on plan for mid-2013 commissioning
  Nevsun continues review of acquisition opportunities

Nevsun Resources Ltd. (TSX:NSU / NYSE MKT:NSU) is pleased to announce strong production results of 87,000 ounces of gold for the quarter ending June 30, 2012. Gold production in the quarter was above expectations due to higher than anticipated grades in portions of the transitional oxide zone. We reiterate our revised full year 2012 production guidance of 240,000 to 260,000 ounces of gold production however will re-evaluate in August when reviewing the full quarter financial results with the added benefit of observing July actual mining results.

A summary of the Company’s second quarter operating results are as follows:

	Q2 2012 3 months ending June 30	Q1 2012 [1] 3 months ending March 31	Year-to-Date 2012 Six months ending June 30
Mining
Ore mined, tonnes	500,000	349,000	849,000
Mined grade, g/t	6.04	4.71	5.49
Waste mined, tonnes	1,658,500	1,826,200	3,484,700
Strip ratio	4.0	6.2	4.9
Copper phase prestrip, tonnes	480,600	739,000	1,219,600
Milling
Ore milled, tonnes	465,000	430,000	895,000
Feed grade, g/t	6.93	6.58	6.76
Processing
Recovery % of gold	85%	86%	86%
Gold in doré, ounces poured	87,000	82,000	169,000
Sales
Gold ounces sold	87,500	83,100	170,600

[1] Q1 2012 mining tonnage and strip ratio have been revised to reflect updated density tests completed in Q2.

The mine performed well in the quarter, with improved feed grade and mill throughput relative to the previous quarter but offset slightly by reduced metallurgical recoveries. Recovery declined as expected due to the increased transitional ore adjacent to the underlying supergene ore which requires more ROM stockpile management and blending strategies.  Waste mining to access oxide ore and pre-strip of the copper supergene progressed to plan.  Ore mining increased relative to the previous quarter in order to create sufficient buffer capacity on the ROM pad prior to the June to September rainy season. The costs associated with the removal of copper phase prestrip are deferred for accounting purposes.

Nevsun expects to announce its full Q2 financial results on August 8, 2012, with a conference call the next day.

Harena

In early July, the State of Eritrea granted a mining license to Bisha Mining Share Company for the Harena deposit, located approximately 9 km south of the Bisha plant. Harena is a satellite VMS deposit with oxide gold and base metal sulphide ores, similar in configuration to Bisha but smaller and lower grade.  Resources and reserves for Harena will be included in the Bisha resource and reserve update later this month.

Bisha has all the equipment on-site to commence mining operations at Harena over the remainder of this year.  The lower grade Harena gold oxide ore will be blended with the higher grade Bisha oxide, which should stabilize overall gold recovery while providing additional payable ounces.

Other Updates

The copper plant expansion continues to progress for start-up in mid 2013 and orders have been placed for equipment needed to export copper concentrate by mid-2013.

In addition to the ongoing Bisha operations and capital expansion, Nevsun continues its due diligence of expansion opportunities of both copper and gold projects in Africa, the Americas and Europe.

 Forward Looking Statements: The above contains forward-looking statements regarding future gold production, future gold recoveries, future copper phase expansion, timing of copper production and possible acquisition activity. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimated,” “potential,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved.  Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, metal price volatility, share price volatility, operational risks, uncertainties in estimating mineralization, future expenses and revenues, political and country risk, regulatory risk, production forecast risk, the securities class action recently filed against the Company and those other risks described in the Company’s most recent Annual Information Form and Management Discussion and Analysis of the Company filed with Canadian securities regulators and are available at www.sedar.com, which have also been filed or submitted to the U.S. Securities and Exchange Commission on Form 40-F or Form 6-K and are available at www.sec.gov.  In addition, the Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of regulatory decisions, competitive factors in the industry in which the Company operates, prevailing economic conditions, and other factors, many of which are beyond the control of the Company.  The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no intention or obligation to update or revise such forward-looking statements whether as result of new information, future events or otherwise, except as required under applicable securities regulation.  For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

NEVSUN RESOURCES LTD. “Cliff T. Davis” Cliff T. Davis President & Chief Executive Officer	For further information, Contact: Kin Communications Tel: 604 684 6730 Toll free: 1 866 684 6730 Email: NSU@kincommunications.com Website: www.nevsun.com